UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras signs agreement with TotalEnergies and Casa dos Ventos to evaluate renewable energy opportunities

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Rio de Janeiro, September 14, 2023 – Petróleo Brasileiro S.A. – Petrobras informs that on Thursday (September 14) it signed a non-binding memorandum of understanding with TotalEnergies and Casa dos Ventos to evaluate renewable energy projects in Brazil. The aim is to develop joint studies to study business opportunities in onshore wind, offshore wind, solar and low-carbon hydrogen in the country, using the expertise of each company. The agreement was signed at Petrobras' headquarters in Rio de Janeiro and was attended by the company's CEO, Jean Paul Prates; the CEO of TotalEnergies, Patrick Pouyanné; and the CEO of Casa dos Ventos, Mario Araripe.

“Petrobras is taking another important step towards a fair and inclusive energy transition with this new agreement with TotalEnergies and Casa dos Ventos, two heavyweights in renewable energy. Our aim is to work together with major players to unleash investments in low-carbon businesses, boosting the technological research and new business scene in the country. If they are viable and implemented, these initiatives will make a decisive contribution to increasing the supply of renewable energy in the Brazilian market," said Petrobras CEO Jean Paul Prates.

Petrobras and TotalEnergies are partners in important exploration and production assets in Brazil, such as Mero, Iara, Atapu and Sépia, among others, and have maintained a strategic partnership in the country in the area of research and development since 2017. "The extension of this partnership to the renewables area is a natural step and fits in with the strategy of both companies to advance the just energy transition. Casa dos Ventos, in turn, adds its expertise in the development of onshore wind and solar generation projects in the Brazilian market," added Prates.

Petrobras: tradition in offshore operations and vast data collection

Petrobras is Brazil's largest energy company and has recognized technical capacity in several areas. Its current offshore operations could generate important synergies for future offshore wind projects, for example. In addition, Petrobras has an important collection of data and information from the Brazilian coast that could potentially speed up the development of offshore projects.

The agreement will last for two years. During this period, opportunities for joint investment in onshore and offshore wind, as well as hydrogen and solar, will be assessed, in line with the guidelines of Petrobras' Strategic Plan, which have already been published, which seek diversification in low-carbon businesses, preferably through partnerships that allow risks and expertise to be shared. If these opportunities prove viable and are in the interest of all parties, new binding agreements should be signed so that investments can be made.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 14, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer